December 14, 2007

Via EDGAR and Federal Express

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20540-7010
Attention: Anne Nguyen Parker

Re:	Samson Oil & Gas Limited Amendment No. 3 to Registration Statement on Form 20-F Filed November 27, 2007 File No. 001-33578

Dear Ms. Parker:

On behalf of Samson Oil & Gas Limited (the “Company”), set forth below are the responses of the Company to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated December 7, 2007 (the “SEC Letter”), regarding the above-referenced filing. In connection herewith, the Company has filed by EDGAR an amended Form 20-F with changes made in response to the comments received.

For the convenience of the Staff, we have transcribed the comments being addressed and the Company’s responses to each comment in sequence. Responses are numbered to reference the appropriate comment number. Page references appearing in the comment responses below refer to pages in the enclosed clean copy and pages in the enclosed marked copy of the Form 20-F/A, respectively. The clean and marked copies of the Form 20-F/A have been hand marked with the relevant comment number to indicate the location of the requested revisions.

Business Overview, page 20

State GC Oil and Gas Field, New Mexico, page 23

1.
Please revise your document to remove the reference to 3D seismic proven to be accurate in determining the incident of porous zones as, to the best of our knowledge, 3D seismic cannot determine porosity or other rock properties.

Response:    The requested revision has been made on pages 23/23.

S. Lee Terry, Jr. . 303 892 7484 . lee.terry@dgslaw.com

Securities and Exchange Commission
December 14, 2007

North Stockyard Project - Williston Basin, North Dakota, page 24

2.
We note your statement that the Harstad well, which is currently producing BOPD “could” increase to 400 BOPD as a result of an acid fracture simulation. Provide us with support for this figure and for your statements regarding “the experience of operator and industry reservoir engineers.” We remind you of the requirement of Rule 10 of Regulation S-K regarding projections.

Response:    The requested revision has been made on pages 24/24.

Estimated Proved Oil and Gas Reserves, page F-71

3.
Please revise your document to include appropriate explanations for significant changes in the reserve table. For example we note significant changes in reserves due to revisions in 2006 and 2007. Please see paragraph 11 of SFAS 69.

Response:    The additional disclosures have been made on pages F-72/F-72.

In connection with responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the Company hereby requests that the effective date of the Registration Statement on Form 20-F, File No. 001-33578 (the “Registration Statement”), be accelerated so that the same will become effective at 4:00 p.m. Eastern Time on Wednesday, December 19, 2007 or as soon thereafter as practicable.

In connection with this request pursuant to Rule 461, the Company acknowledges the following:

(1) Should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(2) The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

Securities and Exchange Commission
December 14, 2007

(3) The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please confirm at your earliest convenience that we have cleared all Staff comments so that we may relay that information to the American Stock Exchange and obtain their approval for the listing. Please call me at (303) 892-7484 if you would like to discuss these matters.

Sincerely,

/s/ S. Lee Terry, Jr.
S. Lee Terry, Jr.
for
Davis Graham & Stubbs LLP

Enclosures
cc:	Nasreen Mohammed James Murphy John Madison Terence Barr (Samson Oil & Gas Limited)